Glenn & Glenn
124 Main Street
Suite 8
New Paltz NY 12561

October 6, 2010

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington DC 20549

Re: Live Current Media Inc.
Definitive Additional Materials
Filed on October 1, 2010 by David Jeffs, et. al.
File No. 000-29929.

Dear Mr. Orlic:

By telephone today, you asked for support for the statements of Mr. Jeffs that:

•	[Live Current Media Inc.] was named one of the top 20 fastest-growing companies in Canada in 2006 and 2007; and
•
[Mr. Melville] served less than 20 months of his five-year contract before being hired out to work on a third party venture unrelated to LIVC in August of 2009, effectively ending his commitment to the company and leaving the company without management

With respect to the first point, I enclose Profit magazine’s 2006 and 2007 lists of fastest-growing companies downloaded from its web site.

Regarding the second comment, I refer you to the following information from the last paragraph on page 2 of the company’s Current Report on Form 8-K filed August 31, 2009:

In order to facilitate the transfer of the Website, DHI has agreed to provide Mauritius with support services for a period of no more than 6 months (the “Transition Period”).  In exchange for the support services, Mauritius has agreed to the payment of certain expenses related to the support services including (i) direct costs incurred by DHI for maintaining the Website, (ii) rent and overhead costs in the amount of $2,500 per month, (iii) employee related costs, and (iv) severance costs (not to exceed $60,000) related to the termination of employees whose employment will be terminated as a result of the transfer of the Website, as described below.  In addition, Mauritius has agreed that, prior to the expiration of the Transition Period, it will either enter into an employment agreement with Mark Melville, our President and Chief Corporate Development Officer, or pay any severance costs related to his termination without cause (with the exception of special bonus payments), in accordance with the terms of his employment agreement with the Company.

In addition, the following language appears in Exhibit 10.2 to that same Form 8-K:

10.        Expenses Related to Support Services. In addition to the Purchase Price, from and after the Closing Date Purchaser will pay to Vendor all reasonable costs and expenses (the "Expenses") associated with providing the Support Services for the Cricket Website. The expenses  include, but are not limited to, the following: (i) the direct costs incurred by Vendor for the maintenance of the Cricket Website (e.g. hosting and other technology fees, payment for data powering the live scoring feed, e-mail or other marketing activities, contracting design activities) as agreed by both parties, (ii) an allocation for rent and other overhead incurred by Vendor in the amount of $2,500 per month, (iii) the costs (such as the salaries, bonuses,  benefits, employment-related taxes; and reasonable business expenses) for the following employees of Vendor: Mark Melville and Brian Collins (the “Consultants”), and (iv) Vendor's severance costs for the remaining members of the team currently working on the Cricket Website, except that Purchaser's liability such severance shall not exceed the total sum or $60,000. During the Transition Period, so long as the Consultants continue to be employed by Vendor, the Consultants will provide Support Services to Purchaser for as long as Purchaser chooses, provided, however, that the basic duties and responsibilities of the Consultants as they relate to providing Support Services for the Cricket Website will not be materially changed without their consent and provided that Purchaser will give Vendor fifteen (15) days written notice  in the event Purchaser desires not to continue receiving Support Services from a Consultant. Purchaser will be solely responsible for the payment of the salaries, bonuses, benefits, employment-related taxes and reasonable business expenses of the Consultants providing Support Services to Purchaser. Vendor will invoke Purchaser on a monthly basis for the Expenses and all Expenses must be paid via wire transfer within ten (10) calendar days of the invoice date.

11.           Employment of Melville.  It is the intent of Purchaser up enter into an employment contract directly with Mark Melville on or before the end of the Transition Period. In the event that Purchaser does not enter into an employment contract with Mr. Melville on or before the end of the Transition Period Purchaser will be responsible for the severance costs ("Severance Costs") associated with the termination without cause of Mr. Melville and will honour the terms of his existing employment contract with Vendor's parent company, Live Current Media Inc., in that regard. Such Severance Costs shall be due no later than 10 days after the end of the Transition Period. Notwithstanding this paragraph, Purchaser shall have no liability for the special bonuses to Mr. Melville under his existing employment contract.

We believe that the foregoing clearly indicates that Mr. Mellville’s focus after June 2009 was on the “Cricket Website,” which was separate and apart from the company.  The purchaser of that website agreed to pay all of Mr. Mellville’s compensation after the conveyance of it.  This could only be because he was devoting all his time to the website, which was unrelated to the company after its conveyance.

He finally left the company in July 2010.   The following is from the report on Form 8-K filed by the company on July 29, 2010:

On July 27, 2010, Mark Melville resigned as our President and Chief Corporate Development Officer.  We reported on June 18, 2010 that Mr. Melville would continue to act in these capacities through September 30, 2010.  Instead, with the appointment of Paul W. Morrison as our President and Chief Operating Officer as described herein, Mr. Melville will provide consulting services to us through September 30, 2010 to assist with the management transition.

Please feel free to call me at 845.256.8031 should you have any further questions.

Glenn & Glenn LLP

/s/ D. Roger Glenn

Canada's Fastest-Growing Companies

										Exports
				Revenue	Revenue	Growth	Profit	Emp.	Emp.	as % of
Rank	Company	Ticker		$2001	2006	(%)	Margin	2001	2006	Sales
1	Rentcash Inc.	RCS	CAD	456,121	154,168,953	33,700	0-10%	11	1,521	0
2	Digital Oilfield Inc.		CAD	134,747	11,934,402	8,757	>10%	19	77	60.00
3	Rutter Inc.	RUT	CAD	904,504	74,297,000	8,114	LOSS	4	485	81.00
4	Digital Rapids Corp.		CAD	208,915	14,773,864	6,972	>10%	5	48	90.00
5	BTI Photonic Systems Inc.		CAD	219,585	12,532,378	5,607	LOSS	29	69	95.00
6	Savanna Energy Services Corp.	SVY	CAD	5,202,763	247,082,000	4,649	>10%	100	1,810	5.00
7	Solium Capital Inc.	SUM	CAD	195,987	8,695,784	4,337	>10%	10	62	97.00
8	Optimal Geomatics Inc.	OPG	CAD	399,784	16,489,960	4,025	LOSS	18	110	99.00
9	PEER 1 Network Enterprises	PIX	USD	1,475,422	60,726,000	4,016	LOSS	21	277	80.00
	Inc.
10	Knor Plast Inc.		CAD	161,637	6,568,645	3,964	0-10%	2	47	80.00
11	Canada Web Hosting		CAD	102,739	4,037,965	3,830	LOSS	5	67	20.00
12	I Love Rewards Inc.		CAD	143,670	5,422,949	3,675	0-10%	7	44	10.00
13	Geotech Ltd.		CAD	709,437	23,385,517	3,196	>10%	7	81	30.00
14	Brahma Compression Ltd.		CAD	1,086,922	35,070,704	3,127	>10%	21	106	0
15	Rapid Technology Corp.	RPD	CAD	114,588	3,689,537	3,120	>10%	12	65	5.00
16	Kaboose Inc.	KAB	CAD	649,445	20,574,000	3,068	LOSS	8	155	99.00
17	Communicate.com Inc.	CMNN	USD	276,434	8,434,468	2,951	0-10%	4	11	99.00
18	Coastalcontacts.com	COA	CAD	2,699,501	81,013,951	2,901	LOSS	8	164	98.00
19	Disc Go Technologies Inc.		CAD	108,031	3,221,505	2,882	LOSS	6	23	95.00
20	QuestAir Technologies Inc.	QAR	CAD	276,537	7,558,093	2,633	LOSS	90	86	95.00
21	CityXpress Corp.		USD	195,453	5,190,632	2,556	LOSS	23	52	90.00
22	Workbrain Corp.	WB	USD	3,738,000	96,509,000	2,482	LOSS	44	640	97.00
23	Pareto Corp.	PTO	CAD	1,988,067	51,080,008	2,469	0-10%	24	508	4.00
24	N-Able Technologies Inc.		CAD	567,946	14,259,152	2,411	LOSS	16	129	85.00
25	Arthur's Fresh Company Ltd.		CAD	219,312	5,479,263	2,398	0-10%	9	11	0
26	iVedha Inc.		CAD	233,397	5,475,306	2,246	0-10%	6	59	30.00
27	WebTech Wireless Inc.	WEW	CAD	697,266	16,344,000	2,244	0-10%	7	121	89.00
28	The Skor Food Group Inc.	SKF	CAD	6,578,455	153,385,395	2,232	0-10%	20	350	1.00
29	Poptech Ltd.		CAD	139,368	2,875,174	1,963	LOSS	6	26	50.00
30	Armament Technology Inc.		CAD	445,497	9,127,326	1,949	0-10%	2	4	30.00
31	Magnetsigns Advertising Inc.		CAD	212,378	4,257,048	1,904	>10%	2	10	14.00
32	Radialpoint Inc.		CAD	1,022,286	20,430,387	1,899	0-10%	157	134	75.00
33	Grey Island Systems	GIS	CAD	639,697	11,848,243	1,752	LOSS	12	55	60.00
	International Inc.
34	Carmanah Technologies Corp.	CMH	CAD	3,374,394	62,445,860	1,751	0-10%	33	250	70.00
35	Latitude Geographics Group Ltd.		CAD	178,753	3,044,204	1,603	0-10%	6	28	80.00
36	GDG Informatique et Gestion		CAD	684,064	11,574,927	1,592	0-10%	10	155	0
	inc.
37	The Fulmer Development Corp.		CAD	2,258,197	38,038,689	1,584	LOSS	65	1,004	0
38	VRX Studios Inc.	VRW	CAD	309,486	5,167,452	1,570	LOSS	27	120	90.00
39	Optrics Engineering		CAD	271,298	4,397,788	1,521	>10%	2	12	66.00
40	Vanguard Global Services Inc.		CAD	968,792	15,105,300	1,459	0-10%	8	24	85.00
41	CCS Income Trust	CCR.UN CAD		110,961,000 1,673,819,000		1,408	0-10%	300	2,900	0
42	AirIQ Inc.	IQ	CAD	2,741,467	40,455,897	1,376	LOSS	69	121	95.00
43	Itergy International Inc.		CAD	248,167	3,538,793	1,326	0-10%	2	38	10.00
44	Virtual Causeway		CAD	169,179	2,364,615	1,298	0-10%	5	31	73.00
45	Dynamic Source Manufacturing		CAD	680,498	9,425,359	1,285	0-10%	31	203	6.00
	Inc.
46	Henderson Builders Ltd.		CAD	797,361	11,012,261	1,281	0-10%	7	22	0
47	PQA (Professional Quality		CAD	220,772	2,963,215	1,242	>10%	3	77	26.00
	Assurance Ltd.)
48	Procom Québec Inc.		CAD	1,137,069	14,449,904	1,171	0-10%	11	132	0
49	MediaWave Communications		CAD	174,498	2,207,278	1,165	0-10%	5	5	90.00
	Corp.
50	Big Eagle Services		CAD	9,373,563	118,429,000	1,163	0-10%	60	785	0

The 18th annual PROFIT 100 ranking of Canada’s Fastest-Growing Companies

Canada's Fastest-Growing Companies

										Exports
				Revenue	Revenue	Growth	Profit	Emp.	Emp.	as % of
Rank	Company	Ticker		$2000	2005	(%)	Margin	2000	2005	Sales
1	Rutter Inc.	RUT	CAD	223,800	70,939,704	31,598	LOSS	2	424	60.00
2	Workbrain Corp.	WB	USD	383,000	88,742,000	23,070	0-10%	44	674	97.00
3	Fruit d'Or Inc.		CAD	100,508	19,700,696	19,501	0-10%	2	96	76.00
4	Peer 1 Network Enterprises Inc.	PIX	CAD	232,062	24,113,000	10,291	LOSS	13	230	75.00
5	Imaging Dynamics Co. Ltd.	IDL	CAD	282,780	28,878,669	10,112	0-10%	11	80	97.00
6	Selectcor (1382285 Ontario Ltd.)		CAD	259,491	24,388,295	9,299	0-10%	3	8	0
7	FundTrade Financial Corp.		CAD	518,300	32,809,701	6,230	0-10%	26	310	0
8	ASP Inc.		CAD	131,243	7,876,610	5,902	0-10%	30	360	0
9	Angiotech Pharmaceuticals Inc.	ANP	USD	3,336,000	199,648,000	5,885	LOSS	48	207	95.00
10	Vanguard Global Services Inc.		CAD	212,894	12,506,377	5,774	LOSS	2	16	89.00
11	Robeez Footwear Ltd.		CAD	602,639	28,514,549	4,632	0-10%	40	586	75.00
12	Netfirms Inc.		CAD	135,724	5,883,775	4,235	>10%	6	35	80.00
13	Electrovaya Corp.	EFL	USD	152,309	6,540,000	4,194	LOSS	30	100	90.00
14	LOREX Technology Inc.	LOX	USD	1,189,650	42,966,785	3,512	0-10%	13	58	87.00
15	Atrium Biotechnologies Inc.	ATB.SV USD		5,602,872	200,863,000	3,485	0-10%	25	489	91.00
16	GDG Informatique et Gestion		CAD	283,350	9,280,415	3,175	0-10%	3	120	0
	Inc.
17	AirIQ Inc.	IQ	CAD	1,257,958	40,048,499	3,084	LOSS	60	147	98.00
18	Communicate.com Inc.	CMNN	USD	181,941	5,768,063	3,070	0-10%	3	25	99.00
19	CityXpress Corp.	CYXP	USD	133,120	4,190,444	3,048	LOSS	30	60	90.00
20	Response Biomedical Corp.	RBM	CAD	112,125	3,489,680	3,012	LOSS	30	88	95.00
21	Brahma Compression Ltd.		CAD	849,215	24,415,756	2,775	>10%	4	92	0
22	Guest-Tek Interactive	GTK	CAD	1,535,697	41,808,964	2,622	LOSS	50	375	95.00
	Entertainment Ltd.
23	Grey Island Systems	GIS	CAD	282,289	7,570,486	2,582	LOSS	6	48	36.00
	International Inc.
24	1-800-GOT-JUNK? (RBDS Inc.)		CAD	594,249	15,918,852	2,579	0-10%	25	133	80.00
25	Pethealth Inc.	PTZ	CAD	542,710	14,430,186	2,559	LOSS	23	94	85.00
26	QuestAir Technologies Inc.	QAR	CAD	236,735	6,292,309	2,558	LOSS	100	71	98.00
27	MaxSys Staffing & Consulting		CAD	453,430	12,034,511	2,554	0-10%	6	603	5.00
28	Whitefish Group Holdings Ltd.		CAD	504,352	11,664,074	2,213	>10%	16	72	0
29	Novipro Inc.		CAD	1,898,355	42,349,014	2,131	0-10%	23	35	0
30	Mercurial Communications Inc.		CAD	427,306	9,192,270	2,051	>10%	31	115	60.00
31	Frantic Films Corp.		CAD	430,815	9,199,674	2,035	0-10%	8	80	50.00
32	Digital Payment Technologies		CAD	312,212	6,553,005	1,999	LOSS	7	34	80.00
	Corp.
33	i3DVR International Inc.		CAD	960,794	19,056,782	1,883	0-10%	7	112	55.00
34	Latitude Geographics Group Ltd.		CAD	105,388	2,060,461	1,855	>10%	3	24	80.00
35	Quick Service Software Inc.		CAD	158,250	3,093,052	1,855	>10%	3	17	20.00
36	National Waste Services Inc.		CAD	814,809	15,589,041	1,813	LOSS	8	139	0
37	Carmanah Technologies Corp.	CMH	CAD	2,240,897	38,729,885	1,628	0-10%	15	235	70.00
38	Price Mattress Inc.		CAD	1,278,004	21,578,212	1,588	0-10%	8	58	70.00
39	Protus IP Solutions		CAD	1,286,316	20,705,263	1,510	0-10%	41	100	90.00
40	Hostopia.com Inc.		USD	1,204,206	17,956,907	1,391	0-10%	57	171	54.00
41	CV Technologies Inc.	CVQ	CAD	2,140,036	31,850,112	1,388	>10%	22	37	1.00
42	Premiere Executive Suites Inc.		CAD	676,447	9,892,695	1,362	0-10%	5	85	0
43	Display Transportation (L.M.		CAD	573,833	8,370,273	1,359	0-10%	5	50	50.00
	Transport Inc.)
44	Optrics Engineering (Optrics Inc.)		CAD	239,648	3,414,039	1,325	0-10%	2	9	65.00
45	Oceanwide Inc.		CAD	912,039	12,390,767	1,259	0-10%	60	145	90.00
46	VoiceGenie Technologies Inc.		CAD	1,552,841	20,643,812	1,229	LOSS	25	87	95.00
47	Extreme CCTV Inc.	EXC	CAD	1,820,989	23,903,000	1,213	0-10%	31	104	95.00
48	C-Com Satellite Systems Inc.	CMI	CAD	472,097	6,001,802	1,171	0-10%	2	24	80.00
49	Millennium Research Group Inc.		CAD	918,144	11,578,341	1,161	0-10%	6	74	95.00
50	Optimal Geomatics Inc.	OPG	CAD	805,624	10,039,577	1,146	>10%	41	46	100.00